                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:   October 31, 2002
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                                                     hours per response....14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*
                                          --------

                              WSI Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   939704-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Robert T. Montague
                     Robins, Kaplan, Miller & Ciresi L.L.P.
                         800 LaSalle Avenue, Suite 2800
                             Minneapolis, MN 55402
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                October 18, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP NO. 939704-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Michael N. Taglich
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF and WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                            94,050
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            39,205
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                            94,050
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            39,205
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     133,255 shares (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 939704-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Robert F. Taglich
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF and WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                            72,050
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            39,205
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                            72,050
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            39,205
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     111,255 shares (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 939704-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    B. Kent Garlinghouse
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                            102,585
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                            102,585
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,585 shares (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 939704-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Denis Fortin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                            30,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                            30,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,000 shares (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 939704-10-2
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    John R. Wiencek
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                            1,300
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                            1,300
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300 shares (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Each of the reporting persons disclaims beneficial ownership of all shares of common stock of WSI Industries, Inc., except for the shares, if any, such reporting person holds of record. The filing of this Schedule 13D shall not be construed as an admission that any reporting person is the beneficial owner of any securities covered by this Schedule 13D.

(2) Based on 2,465,229 shares of common stock of WSI Industries, Inc. outstanding on June 30, 2002, as represented by WSI Industries, Inc. in its most recent Quarterly Report on Form 10-Q for the period ended May 26, 2002.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (the "13D") is filed with respect to the issued and outstanding shares of common stock, $0.10 par value (the "Common Stock"), of WSI Industries, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18151 Territorial Road, Osseo, Minnesota 55369.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is filed by Michael N. Taglich ("MTaglich"), Robert F. Taglich ("RTaglich"), B. Kent Garlinghouse ("Garlinghouse"), Dennis Fortin ("Fortin") and John R. Wiencek ("Wiencek" and, together with MTaglich, RTaglich, Garlinghouse and Fortin, the "Shareholders").

         (b) The business address of MTaglich and RTaglich is 1370 Avenue of the Americas, 31st Floor, New York, New York 10019. The business address of Garlinghouse is 3601 SW 29th Street, Topeka, Kansas 66614-2074. The business address of Fortin is 30 Forest Parkway, Shelton, Connecticut 06484-6122 and the business address of Wiencek is 60 East 42nd Street, New York, New York 10165.

         (c) MTaglich and RTaglich are partners in the brokerage firm, Taglich Brothers, Inc. Garlinghouse is the Chief Executive Officer of the manufacturing firm, M-C Industries, Inc. Fortin is the President and owner of Preferred Tool & Die, Inc. Wiencek is the Chief Operating Officer of the registered investment adviser firm, Daruma Asset Management, Inc. The addresses of the organization where each Shareholder conducts his business is listed in Item 2(b) above.

         (d) During the five years prior to the date hereof, none of the Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Shareholders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Shareholders is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of the Shareholders acquired the Common Stock for which they have sole voting power and sole dispositive power through personal funds. The Common Stock for which MTaglich and RTaglich share voting power and share dispositive power was acquired with working capital of the Taglich Brothers, Inc. The Shareholders paid approximately the following amounts for such shares: MTaglich, $194,000; RTaglich, $134,000; Taglich Brothers, Inc., $71,000; Garlinghouse, $104,000; Fortin, $68,000; Wiencek $5,000.

ITEM 4.  PURPOSE OF TRANSACTION

         MTaglich intends to file proxy materials with the Securities and Exchange Commission in which MTaglich proposes to nominate each of the five Shareholders to be directors of the Company in opposition to the slate of directors nominated by the Company. MTaglich intends to solicit proxies from the Issuer's shareholders in connection with the Company's next annual meeting of shareholders which, based on information and belief, is scheduled to be held on or about January 9, 2003. The Shareholders may exercise their rights under the Minnesota corporate statute to call for a special meeting of shareholders for the purpose of reconstituting the Issuer's Board of Directors at a later date.

         If the Shareholders are elected to the Issuer's Board of Directors, the Shareholders would obtain control of the Issuer's Board of Directors. If elected, the Shareholders will promptly perform a comprehensive review of the Issuer's operations, finances, capital structure and management in order to commence a course of action to attempt to maximize shareholder value. Although such review may result in the following, the Shareholders do not have any present intent to:

         a. acquire or dispose of a material amount of the securities of the Issuer;

         b. cause the Issuer to engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. engage in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. make any change in the then existing board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. materially change the present capitalization or dividend policy of the Issuer;

         f. materially change the Issuer's business or corporate structure;

         g. change the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j.       any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of October 18, 2002, the Shareholders beneficially owned the amounts of Common Stock set forth below opposite their name. All shares in the table below are outstanding shares of Common Stock. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 2,465,229 shares outstanding on June 30, 2002 as represented by the Issuer in its most recent Quarterly Report on Form 10-Q for the period ended May 26, 2002.

                                                                                    PERCENT OF OUTSTANDING
SHAREHOLDER                                  SHARES OF COMMON STOCK                       COMMON STOCK
-----------                                  ----------------------                 ----------------------
Michael N. Taglich                                   133,255                                  5.4%
Robert F. Taglich                                    111,255                                  4.5%
B. Kent Garlinghouse                                 102,585                                  4.2%
Denis Fortin                                          30,000                                  1.2%
John R. Wiencek                                        1,300                                  0.1%
All Shareholders as a group                          339,190                                 13.8%


         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) In the past sixty days, the only transactions effected by any of the Shareholders in the class of securities reported on were the following purchases of Common Stock made by Taglich Brothers, Inc in the public market:

                   DATE                  NUMBER OF SHARES PURCHASED               PRICE PER SHARE
                   ----                  --------------------------               ---------------
                 09/04/02                            500                               $1.00
                 10/07/02                           1,605                              $1.00
                 10/14/02                           1,000                              $1.00
                 10/17/02                            700                               $1.00


         (d) N/A

         (e) N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         If nominated and elected, the Shareholders have consented to serve as a director of the Issuer. There are no other contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement, dated as of October 18, 2002, by and among the Shareholders

         2. Shareholders' Consents to serve as a director of the Issuer, if nominated and elected

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    October 18, 2002





                                       /s/ Michael N. Taglich
                                       -----------------------------------------
                                       Michael N. Taglich



                                        /s/ Robert F. Taglich
                                       -----------------------------------------
                                       Robert F. Taglich



                                        /s/ B. Kent Garlinghouse
                                       -----------------------------------------
                                       B. Kent Garlinghouse



                                        /s/ Denis Fortin
                                       -----------------------------------------
                                       Denis Fortin



                                        /s/ John Wiencek
                                       -----------------------------------------
                                       John Wiencek

                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the undersigned contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that the undersigned knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

         EXECUTED this 18th day of October, 2002.


                                       /s/ Michael N. Taglich
                                       -----------------------------------------
                                       Michael N. Taglich


                                       /s/ Robert F. Taglich
                                       -----------------------------------------
                                       Robert F. Taglich


                                       /s/ B. Kent Garlinghouse
                                       -----------------------------------------
                                       B. Kent Garlinghouse


                                       /s/ Denis Fortin
                                       -----------------------------------------
                                       Denis Fortin


                                       /s/ John Wiencek
                                       -----------------------------------------
                                       John Wiencek

         The undersigned hereby consents to be nominated to serve as a Director of WSI, Industries, Inc. If nominated and elected, the undersigned hereby agrees to serve as a director of WSI Industries, Inc.




Dated: October 9, 2002                 /s/ Michael N. Taglich
                                       -----------------------------------------
                                       Signature


                                         Michael N. Taglich
                                       -----------------------------------------
                                       Printed Name

         The undersigned hereby consents to be nominated to serve as a Director of WSI, Industries, Inc. If nominated and elected, the undersigned hereby agrees to serve as a director of WSI Industries, Inc.




Dated: October 10, 2002                /s/ Robert F. Taglich
                                       -----------------------------------------
                                       Signature


                                        Robert F. Taglich
                                       -----------------------------------------
                                       Printed Name

         The undersigned hereby consents to be nominated to serve as a Director of WSI, Industries, Inc. If nominated and elected, the undersigned hereby agrees to serve as a director of WSI Industries, Inc.




Dated: October 14, 2002                /s/ B. Kent Garlinghouse
                                       -----------------------------------------
                                       Signature


                                        B. Kent Garlinghouse
                                       -----------------------------------------
                                       Printed Name

         The undersigned hereby consents to be nominated to serve as a Director of WSI, Industries, Inc. If nominated and elected, the undersigned hereby agrees to serve as a director of WSI Industries, Inc.




Dated: October 18, 2002                /s/ Denis Fortin
                                       -----------------------------------------
                                       Signature


                                         Denis Fortin
                                       -----------------------------------------
                                       Printed Name

         The undersigned hereby consents to be nominated to serve as a Director of WSI, Industries, Inc. If nominated and elected, the undersigned hereby agrees to serve as a director of WSI Industries, Inc.




Dated: October 15, 2002                /s/ John R. Wiencek
                                       -----------------------------------------
                                       Signature


                                        John R. Wiencek
                                       -----------------------------------------
                                       Printed Name